UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-33761

PZENA INVESTMENT MANAGEMENT, INC.

(Exact name of registrant as specified in its charter)

Pzena Investment Management, Inc.

320 Park Avenue

New York, New York 10022

(212) 355-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective October 31, 2022, Pzena Investment Management, Inc. (the “Company”) merged with and into Panda Merger Sub, LLC, a wholly owned subsidiary of Pzena Investment Management, LLC, with Panda Merger Sub, LLC surviving the merger and continuing as a privately-held company.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PZENA INVESTMENT MANAGEMENT, INC.

Date: November 10, 2022	By:	/s/ Jessica R. Doran
Name: Jessica R. Doran Title: Chief Financial Officer